777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

Phone: (203) 681-3600

www.fifthstreetfinance.com

December 8, 2016

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Stephanie L. Sullivan

Re:	Fifth Street Asset Management Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 18, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 21, 2016
Form 8-K
Filed November 21, 2016
File No. 001-36701

Dear Ms. Sullivan:

Set forth below is the response of Fifth Street Asset Management Inc. (“FSAM”) to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 23, 2016 relating to the above-referenced filings. For your convenience, we have recited each of the numbered comments from the Staff in italicized type and have followed each comment with our response. References throughout this letter to “we,” “us,” “our” and “the Company” are to FSAM.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Non-GAAP Financial Measures and Operating Metrics, page 40

1.	You provide a discussion and analysis of your non-GAAP measure, Adjusted Net Income, prior to the discussion and analysis of the comparable GAAP measure, Income before provision for income taxes, which causes your non-GAAP measure to be more prominent than the most directly comparable GAAP measure. Please revise your disclosure in future filings to provide equal or greater prominence of the comparable GAAP measure. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.

Response to Comment 1:

We acknowledge the Staff’s comment and will revise our disclosure in future filings to provide equal or greater prominence to Income before provision for income taxes, our comparable GAAP measure, when presenting Adjusted Net Income, our non-GAAP measure. In particular, we will revise disclosure in our future periodic reports to present our “Non-GAAP Financial Measures and Operating Metrics” discussion after our “Overview of Results of Operations” discussion in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Assets Under Management, page 41

2.	We note that you present on page 43 a total effective management fee rate of 1.79% for the year ended December 31, 2015; however, you do not disclose the average management fee rate on fee-earning AUM for each of your fund strategies. Please revise your future filings to present the average management fee rates on fee-earning AUM by fund strategy (i.e. FSC, FSFR, FSOF, Senior Loan Funds) for each period presented.

Response to Comment 2:

We acknowledge the Staff’s comment and will revise our disclosure in future filings to present the average management fee rates on fee-earning AUM by fund strategy for each period presented.

Notes to Consolidated Financial Statements, page 69

Note 3 – Significant Accounting Policies, page 71

Deconsolidation of Combined Funds, page 74

3.	We note you determined that Fifth Street Senior Loan Fund II, LLC (“CLO II”) met the definition of a VIE and you were deemed to be the primary beneficiary as of September 30, 2015. However, during the three months ended December 31, 2015, you reconsidered the consolidation guidance as a result of a recent SEC speech, which clarified the application of ASU 2015-02 regarding the assessment of related parties. Please address the following:

•	Provide us with your analysis to support your deconsolidation of CLO II. In your response, include a discussion of why and what changed in your analysis as a result of the SEC speech.

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•	Explain to us whether the deconsolidation of CLO II represents a correction of an error. Provide us with your SAB 99 materiality analysis to support how you determined that these amounts were not quantitatively or qualitatively material to any of the affected periods, as necessary.

Response to Comment 3:

Consolidation assessment as of September 29, 2015

To address the Staff’s comment, we will first provide some background as to why CLO II was consolidated in the consolidated financial statements included in the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2016 (the “September 30, 2015 Form 10-Q”),

On September 29, 2015, Fifth Street Management (“FSM”), a consolidated subsidiary of the Company, securitized the senior secured loan portfolio warehoused in Fifth Street Senior Loan II, LLC into Fifth Street SLF II Ltd. (“CLO II”). CLO II issued a total of approximately $416.6 million of notes (the “Notes”), including a subordinated note tranche of $52.1 million (the “Subordinated Notes”). In connection with this securitization, CLO Management LLC (“CLO Management”), a wholly-owned subsidiary of Fifth Street Holdings L.P., purchased approximately 5.2% of the Notes, including 5.0% of the Subordinated Notes. Additionally, Leonard Tannenbaum, our Chairman and Chief Executive Officer and principal stockholder, purchased 1.4% of the Notes, including 5.8% of the Subordinated Notes. CLO Management also serves as CLO II’s collateral manager. In exchange, it receives a periodic management fee that management believes such fee rates are at market, and commensurate with the services it renders.

The Company evaluated whether it should consolidate CLO II, a variable interest entity (“VIE”), in accordance with the provisions in ASC 810, Consolidation, as amended by ASU 2015-02, Amendments to the Consolidation Analysis, which the Company adopted in 2015. As collateral manager, CLO Management is CLO II’s decision maker. Accordingly, the Company assessed first whether the collateral management fee received by CLO Management should be considered a variable interest in CLO II, based on applying the guidance in paragraphs 37 through 37D of ASC 810-10-55. In connection with this analysis, it is important to observe that the Company considered not only those Notes issued by CLO II that it owned through CLO Management, but also treated the Notes owned by Mr. Tannenbaum as if they were held directly by the Company. This attribution of Mr. Tannenbaum’s ownership interest for purposes of this evaluation (that is, the evaluation of whether the Company’s collateral management fee should be considered a variable interest in CLO II) stemmed from informal guidance provided by the FASB staff to various accounting firms earlier in 2015. As discussed below, the Staff in December 2015 stated its view that, in these circumstances, a better interpretation of the literature would not have entailed attribution of Mr. Tannenbaum’s ownership interest in the Notes to the Company. This interpretation served as the catalyst for the Company’s subsequent deconsolidation of CLO Il.

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In its consolidation assessment as of September 29, 2015, the Company determined that its ownership interest in CLO II’s Notes, when combined with Mr. Tannenbaum’s attributed ownership interest in same, constituted a collective interest that would absorb more than an insignificant amount of CLO II’s anticipated variability. Accordingly, consistent with the guidance in ASC 810-10-55-37, the Company concluded that its collateral management contract (fee) was a variable interest in CLO II.

The foregoing determination informed the Company’s conclusion that, as CLO II’s decision maker, it should be considered to direct the entity’s significant activities in a principal capacity – not as an agent. Therefore, the Company evaluated whether it was CLO II’s primary beneficiary. Based on its consideration of the provisions in ASC 810 relevant to this assessment (principally paragraphs 42 through 44A in 810-10-25), the Company concluded that it was CLO II’s primary beneficiary, and thus it should consolidate CLO II at its inception.

Reconsideration of initial consolidation assessment in connection with Company’s preparation of its 2015 annual consolidated financial statements

In a speech made on December 9, 2015 (the “Semesky Speech”), Christopher Semesky of the Commission’s Office of Chief Accountant clarified the application of ASU 2015-02 regarding the assessment of interests held in a VIE by related parties when a decision maker is evaluating whether its fee is a variable interest in the VIE.  The Semesky Speech clarifies that, when assessing whether its fee is a variable interest, a decision maker should consider only those interests held in a VIE by a related party when the decision maker has variable interest in that related party.  Absent facts suggesting that the separation of economics among the parties is designed to avoid a VIE’s consolidation in the standalone financial statements of the decision maker (in which case such separation is presumptively non-substantive), interests in a VIE held by a decision maker’s related parties in which the decision maker has no variable interest are excluded from further consideration in the decision maker’s evaluation of whether its fee is a variable interest. Note that the position articulated in the Semesky Speech with respect to this matter differs from the informal advice previously provided by the FASB staff, which advice was integral to the Company’s initial consolidation assessment of CLO II.

The Company evaluated the implications of the Semesky Speech for the consolidation conclusion previously reached regarding CLO II. Management determined that, had the guidance in that speech been applied when the initial assessment was made, it would have concluded:

•	In making its evaluation as to whether its collateral management fee is a variable interest in CLO II, the Company would have excluded consideration of the Notes held by Mr. Tannenbaum.
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•	The Notes owned by the Company represent an interest in CLO II that exposes/entitles the Company to only insignificant variability in returns.

•	The Company’s collateral management fee arrangement with CLO II is at market, and commensurate with the services it renders (consistent with the previous conclusion).

In view of the foregoing, had the Company applied the guidance in the Semesky Speech when it first became collateral manager of CLO II at the end of the third quarter, it would have concluded that its collateral management fee satisfies the three conditions cited in ASC 810-10-55-37. As such, the fee would not have been considered a variable interest in CLO II. Accordingly, “power” would not have been attributed to the Company, as that term is understood and applied for purposes of the primary beneficiary assessment in ASC 810-10-25-38A. (To be considered to wield power vis-à-vis a VIE, a reporting entity must have a variable interest in that VIE through which such power is conveyed.) Absent such power, there would have been no basis to conclude that the Company should have consolidated CLO II at the initial assessment date.

Accordingly, as of and for the year ended December 31, 2015, the Company determined it was no longer appropriate to consolidate CLO II and, as such, it was deconsolidated as disclosed in Note 14 to the consolidated financial statements in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015.

The deconsolidation of CLO II notwithstanding, the Company does not consider its previous consolidation of CLO II to constitute an accounting error. As noted above, the principal driver of that previous consolidation conclusion was an interpretive view informally expressed by the FASB staff that had a direct bearing on the Company's determination that its collateral management fee was a variable interest in CLO II. Subsequent thereto, the Semesky Speech articulated a different interpretive view that, in turn, caused the Company to re-consider its previous conclusion and, as described above, led to its determination that CLO II should not be consolidated in its annual 2015 consolidated financial statements.

Note 4 – Investments and Fair Value Measurements, page 81

4.	We note your unobservable inputs used in the fair value measurement of the Company's beneficial interests in CLOs as described on page 83. You also state that significant increases or decreases in any of these inputs in isolation may result in a significantly lower or higher fair value measurement, but the relationship between each input and the impact on fair value is unclear. For example, it is unclear whether an increase in the prepayment rate would result in a higher or lower fair value measurement. In future filings, please expand your disclosure to discuss how changes to each unobservable input might result in a significantly higher or lower fair value measurement. Refer to ASC 820-10-50-2(g).

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Response to Comment 4:

We acknowledge the Staff’s comment and will revise our disclosure in future filings to expand our disclosure to discuss how changes to each unobservable input used in the fair value measurement of the Company's beneficial interests in CLOs could result in a significantly higher or lower fair value measurement in accordance with the guidance set forth in ASC 820-10-50-2(g). We respectfully advise the Staff that an increase in the constant prepayment rate would generally lead to a higher fair value of beneficial interest in the CLOs.

Note 10 – Related Party Transactions, page 90

5.	We note on page 93 that you present Part I Fees payable to BDCs of $0.6 million as of December 31, 2015. Given that Part I Fees are predictable, recurring in nature, not subject to repayment (or clawback) and are generally cash-settled each quarter, please tell us the nature of this payable.

Response to Comment 5:

Management Fees, both the Base Management Fee as well as the Part I fee, are payable by the BDCs to us on a quarterly basis. The BDCs make an initial payment at each quarter end based on an estimate of the fees payable for the quarter.  The initial payment is typically paid less a reserve, with the balance being paid after the fee calculations are final and filed in the BDCs’ quarterly reports filed with the Commission. For the quarter ended December 31, 2015, Fifth Street Finance Corp. (“FSC”) incurred significantly greater than normal professional fees of $5.7 million, which were above the estimate at the time the BDCs made payments to us. As a result of these professional fees, we did not achieve the full “catch-up” provision in the Part I fee calculation. Accordingly, there was a dollar-for-dollar reduction of Part I fees in excess of the reserve that was held back from our estimated distribution for the quarter ended December 31, 2015. This reduction resulted in a $0.6 million overpayment of Part I fees by FSC that was settled on February 16, 2016, following the filing of the FSC quarterly report on Form 10-Q for the quarter ended December 31, 2015.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Note 2 – Significant Accounting Policies, page 8

6.	We note during the quarter ended September 30, 2016, you identified an error related to the accounting treatment of your investments in FSC and FSFR. Specifically, you determined that you exert significant influence over these funds and concluded that your interest in such funds should be accounted for using the equity method. Previously, such investments were being accounted for as available-for-sale securities. Based upon your summary of amounts and financial statement line items impacted by the correction of the error, we noted the following:

•	Income before provision for income taxes for the six months ended June 30, 2016 of $0.3 million changed to a loss before provision for income taxes of ($0.1) million for the respective period;

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•	Total other comprehensive income changed by 36% and 49% for the three and six months ended June 30, 2016, respectively, and by 33% for the three months ended March 31, 2016; and

•	Total equity (deficit) increased by 46% from ($1.7) million to ($2.5) million as of December 31, 2015.

Considering the bullet points above, please explain to us how you determined that this error was not material to any of your previously issued financial statements.

Response to Comment 6:

The Staff writes in SAB 99, “Under the governing principles, an assessment of materiality requires that one views the facts in the context of the "surrounding circumstances," as the accounting literature puts it, or the "total mix" of information. Additionally, SAB 108 (codified as 250-10-S99-2) provides guidance on evaluating the materiality of prior period errors on the current period. As the Supreme Court noted, determinations of materiality require “delicate assessments of the inferences a “reasonable shareholder” would draw from a given set of facts and the significance of those inferences to an investor. In the context of a misstatement of a financial statement item, while the "total mix" includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both "quantitative" and "qualitative" factors in assessing an item's materiality.

Under the aforementioned framework, the Company assessed the misstatements to determine their effect on the Consolidated Statements of Financial Condition, Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Equity and Consolidated Statements of Cash Flows for all periods from September 30, 2015 through June 30, 2016 and has deemed the impacts immaterial.

The Company analyzed the misstatements on key GAAP financial metrics for each reporting period and concluded pre-tax net income and net income after taxes were less than 5% in all but the June 30, 2016 and the December 31, 2015 quarters. After adjusting for items outside the normal course of business, these errors were less than 5% of these metrics. Although the misstatements were in excess of 5% to total comprehensive income and total equity, the Company believes that these metrics are not commonly used by investors and are typically not shown in analyst reports, which include the metrics used to estimate the value of the Company. Rather, the investment community makes value judgments on the Company’s stock primarily based on Adjusted Net Income and the dividend rate, which remain unchanged as a result of this adjustment. Additionally, the changes have no effect on the Company’s compliance with the terms of its revolving credit facility as there are no changes to the calculation of Adjusted EBITDA. The Company highlights that all misstatement percentages on income metrics which are used to assess the Company’s performance are either unchanged or less than 5% when excluding the impact of items outside the normal course of business.

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Income before provision for income taxes

The Company’s Income before provision for income taxes was unusually low due to several items that occurred outside the normal course of business as shown below. Since income before provision for income taxes was approaching breakeven, the misstatement of $0.4 million changed this measure from income to a loss:

•	$9.2 million of litigation related expenses,

•	$9.3 million loss on legal settlement,

•	$12.2 million of gain on insurance recoveries,

•	$7.5 million gain related to adjustment of TRA liability,

•	$2.6 million unrealized gain on MMKT Notes,

•	$10.4 million loss on investor settlement,

•	$7.9 million of realized and unrealized losses on derivatives,

•	$2.0 million gain on extinguishment of debt,

•	$2.9 million charges related to lease abandonment, and

•	$0.7 million of severance and other non-recurring compensation.

When excluding these items, the Company notes that income before provision for income taxes for the six months ended June 30, 2016 is $16.0 million. The misstatement of $0.4 million is only 2.5% of pre-tax net income, which the Company concluded was immaterial.

Total comprehensive income

The Company deemed the misstatements to total comprehensive income immaterial based on the following reasons:

•	The error in comprehensive income will not affect any of the key metrics or total mix of information used by analysts and users of the financial statements, which include, Adjusted Net Income and the dividend rate. Investors and analysts generally use price adjusted net income multiples, and to a lesser extent, dividend yields, neither of which would be affected by these misstatements.

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•	The adjustments to other comprehensive income (“OCI”) present no new information to the reader of the financial statements as the investments are in publicly traded securities that were marked at fair value in previous reporting periods with transparent disclosure. The Company will continue to disclose the fair value of the securities.

•	The mark-to-market adjustments shown in OCI are best viewed over a period of multiple quarters due to the volatile nature of the underlying investments in FSC and FSFR common stock. For example, the unrealized losses recorded in OCI were $5.7 million for the quarter ended June 30, 2016 as compared to $8.0 million of unrealized gains for the quarter ended September 30, 2016. On a cumulative basis, there is an overstatement of $1.3 million, which is less than 5% of 2016 projected total comprehensive income, as adjusted for for items outside the normal course of business.

Total equity (deficit)

The Company deemed the misstatements to total equity (deficit) qualitatively immaterial based on the following reasons:

•	The Company pays out substantially all of its income, and accordingly, there is generally close to zero stockholders’ equity which makes the misstatement percentages misleading.

•	Since the Company is in the business of earning fees for asset management services, the value of the Company is best represented by the present value of future net earnings or cash flows the Company can generate versus its net assets at a given point in time. In this regard, a reasonable investor does not likely take into account the net assets of the business when valuing the business in making investment decisions since it is immaterial to the enterprise value, and rather, values the Company based on multiples of earnings (typically Adjusted Net Income).

•	The error in total equity (deficit) income will not affect any of the key metrics or total mix of information used by analysts and users of the financial statements, which include, Adjusted Net Income and the dividend rate. Investors and analysts generally use price-adjusted net income multiples, and to a lesser extent, dividend yields, neither of which would be affected by these misstatements.

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After concluding that the correction of the misstatements would not materially affect any given period, the Company assessed the materiality of the error if it was corrected as an out of period adjustment to the consolidated financial statements for the nine months ended September 30, 2016 and concluded that it would be immaterial. However, after evaluating the quantitative and qualitative impact the correction of the cumulative error would have to the consolidated financial statements for the three months ended September 30, 2016, the Company has elected to revise previously filed financial statements as it believes this provides better comparability and disclosure to users of the financial statements. The Company will continue to present transparent disclosure, including fair value information, for its investments in FSC and FSFR, which are related parties, and will comply with the requirements of the Regulation S-X 3-09 and 4-08(g) significant subsidiary tests.

Note 9 – Commitments and Contingencies, page 30

Litigation, page 31

7.	In relation to the FSAM class-action lawsuit and SEC investigation, we note that you have recognized gains of $9.3 million and $3.0 million, respectively, for expected insurance recoveries associated with these cases as of September 30, 2016. Further, you state on page 34 that the Company cannot provide assurance that these expenses will ultimately be reimbursed in whole, or at all, related to the $3.0 million of professional expenses incurred for the SEC investigation. Of the aggregate $12.3 million of insurance recoveries you have recognized, we note that $9.8 million are still included as a receivable as of September 30, 2016. Please address the following:

•	Disclose your accounting policy for recognition of gains relating to insurance recoveries of recorded losses and amounts in excess of such losses;

•	Tell us in detail how you determined to recognize a gain, with reference to accounting literature, for the aggregate $12.3 million of insurance recoveries during the quarter; and

•	In your response to the bullet above, discuss your basis for recognizing the $3.0 million gain relating to the SEC investigation given that you cannot provide assurance that these expenses will ultimately be reimbursed in whole, or at all.

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Response to Comment 7:

The Company respectfully advises the Staff that it is not entitled to, nor did it receive, insurance recoveries in excess of its losses.

As requested, the Company will include the following disclosure in its significant accounting policies in future filings:

Loss Contingencies and Insurance Recoveries

In accordance with ASC 450, an estimated loss from a loss contingency shall be accrued if it is determined that it is probable that a liability has been incurred at the reporting date and the amount can be reasonably estimated. Insurance claims for loss recoveries generally shall be recognized when a loss event has occurred and recovery is considered probable.

The Company respectfully advises the Staff that the $12.3 million of insurance recoveries is comprised of $9.3 million of expected insurance recoveries related to losses incurred on a legal settlement for the FSAM class action lawsuit and $3.0 million related to reimbursements of professional fees incurred in connection with related litigation. The Company did not receive insurance recoveries on legal costs incurred in connection with the Commission’s investigation. In future filings, the Company will add disclosure to make this clearer.

The Company notes that ASC 450 does not directly address when a claim for loss recovery such as an insurance recovery can be recognized when a loss event has occurred. However, the Company considered ASC 410-30-35-8 and ASC 410-30-35-9, which address insurance recoveries related to environmental obligations and state in part that "an asset relating to the recovery shall be recognized only when realization of the claim for recovery is deemed probable.” While this guidance is specifically related to environmental liabilities, the Company (with reference to AICPA TPA 5400.05, Question 4) believes the recognition and measurement principles of ASC 410-30 are relevant to the accounting for other losses that may be recoverable through insurance.

The term “probable” is defined as “the future events are likely to occur” under ASC 450-20. We considered the below factors specific to the settlement of the Company’s class-action lawsuits and the related professional fees in concluding that the insurance recoveries were probable and reasonably estimable as of September 30, 2016.

•	The insurers were active participants in the negotiations between the plaintiffs and the defendants in the class-action lawsuits.

•	We received confirmation from the claims coordinator stating that the amounts that the insurers plan to reimburse the Company are consistent with the settlement terms of the lawsuits. Additionally, as of the date of this letter, the insurers have funded the entire settlement amount in escrow.

•	The insurers performed reviews of the professional fees incurred related to the lawsuits and provided signed letters to the Company stating the amounts of reimbursable professional fees. The Company received approximately $2.5 million of these amounts prior to September 30, 2016.

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•	The insurance claims are currently not subject to any dispute or litigation.

In response to the Staff’s third bullet, the Company has determined that the claim for loss recovery is probable based on the above factors. However, a portion of these amounts have not yet been reimbursed.

Form 8-K Filed November 21, 2016

Exhibit 99.1

8.	We note your presentation of “pro forma” non-GAAP measures on page 1 and in Exhibit A of the press release, including Pro Forma Adjusted Net Income and Pro Forma income tax provision among others. The use of the term “pro forma” does not appear to align with the meaning within Article 11 of Regulation S-X. Please revise your future filings to remove reference to the term “pro forma,” and ensure your non-GAAP measures are properly described.

Response to Comment 8:

We acknowledge the Staff’s comment and will revise our presentation to not use “pro forma” when describing non-GAAP measures in future press releases and filings and will ensure our non-GAAP measures are properly described throughout.

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We look forward to discussing with you any additional questions you may have regarding our filings. Please do not hesitate to call me at (203) 681-3665.

Sincerely,

/s/ Alexander C. Frank
Alexander C. Frank
Chief Operating Officer and Chief Financial Officer

cc:	Yolanda Trotter, Staff Accountant, U.S. Securities and Exchange Commission
Robert Klein, Staff Accountant, U.S. Securities and Exchange Commission
Julie Allen, Proskauer Rose LLP

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